Exhibit 1

North America’s Railroad

NEWS RELEASE

CN Partners with Google Cloud to Modernize Railway Services and Deliver Enhanced Customer Experiences

Seven-year partnership will enable CN’s strategic plan, powering sustainable growth over the coming decade for customers, people, and communities

Montréal and Sunnyvale, Calif., December 14, 2021 – CN (TSX: CNR) (NYSE: CNI), a world-class transportation leader and trade-enabler serving North America, and Google Cloud today announced a seven-year strategic partnership to transform CN’s supply chain as part of digital scheduled railroading, deliver new customer experiences, and modernize its technology infrastructure in the cloud. The companies will collaborate on new services to revolutionize the North American railway system, combining CN’s world-leading expertise in the transportation and logistics industry with Google Cloud’s technology and culture of innovation.

Through this partnership, CN and Google Cloud will set a new standard for the railway system that delivers better experiences for customers across industries–from materials and resources, to manufactured products, to consumer goods. CN’s work with Google Cloud will drive the railway’s ability to achieve continued growth and execute on transformational business initiatives, while supporting its sustainability goals, as Google’s platform is the cleanest cloud in the industry.

“Our partnership with Google Cloud is central to our strategic plan, and reinforces our commitment to digitalizing scheduled railroading and building the premier railway of the 21st century by investing in technologies that deliver high-quality service to customers, improve safety, and create capacity,” said Dominique Malenfant, Executive Vice President and Chief Information and Technology Officer, CN. “We are excited to work together to drive further innovation across our company and support our customers, employees, and supply chain partners.”

As part of the partnership, CN and Google Cloud will collaborate on the following initiatives:

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Enabling better connectivity and collaboration with customers and supply chain partners: CN will develop an intuitive digital platform, powered by Google Cloud’s artificial intelligence (AI) and machine learning (ML) tools, ultimately giving customers and supply chain partners more visibility into the logistics journey of planning, shipping, tracking and payment.

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Delivering new experiences for CN’s customers through co-innovation initiatives: This new, multi-year partnership will combine CN’s industry expertise with Google Cloud’s leadership in data analytics, AI, and ML to deliver solutions and next-generation experiences for CN’s employees, customers, and partners, such as simplified ordering and automated tracking to further enhance predictive maintenance capabilities.

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Modernizing CN’s infrastructure in the cloud: CN will gradually and securely move the large majority of its digital infrastructure, including SAP applications, from on-premises to Google Cloud’s always-on global network. Moving to the cloud will allow CN to scale with customer and industry demands, simplify the company’s IT estate, create efficiencies, and reduce product delivery lead times.

“The transportation and logistics industry is evolving rapidly to build more resilient, responsive supply chains that adapt to global events and provide customers more visibility and flexibility,” said Jim Lambe, Managing Director, Google Cloud Canada. “We’re proud to partner with CN as it leverages technology to reimagine the future of the railway system.”

CN Forward-Looking Statements
Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets”, or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement

About CN
CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

About Google Cloud
Google Cloud accelerates organizations’ ability to digitally transform their business with the best infrastructure, platform, industry solutions and expertise. We deliver enterprise-grade solutions that leverage Google’s cutting-edge technology – all on the cleanest cloud in the industry. Customers in more than 200 countries and territories turn to Google Cloud as their trusted partner to enable growth and solve their most critical business problems.

Contacts:
Media	Investment Community
Jonathan Abecassis	Paul Butcher
Senior Manager, Media Relations	Vice-President
(438) 455-3692	Investor Relations
media@cn.ca	(514) 399-0052 investor.relations@cn.ca
Google Cloud Media:
press@google.com